UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 7, 2024

ATLANTIC COASTAL ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-41224	87-1013956
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6 St Johns Lane, Floor 5
New York, NY	10013
(Address of principal executive offices)	(Zip Code)

(248) 890-7200

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Series A common stock, $0.0001 par value, and one-half of one redeemable warrant	ACABU	The Nasdaq Stock Market LLC
Shares of Series A common stock included as part of the units	ACAB	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one share of Series A common stock at an exercise price of $11.50	ACABW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

As previously disclosed, Atlantic Coastal Acquisition Corp. II, a Delaware corporation (“we,” “ACAB” the “Company” or “PubCo” upon and following the Business Combination (as defined herein)) entered into an agreement in connection with a proposed business combination (the “Business Combination”) with Abpro Corporation, a Delaware Corporation (“Abpro”).

As previously disclosed, on October 18, 2024, the Company’s Registration Statement on Form S-4 (the “Registration Statement”) relating to the Business Combination went effective, and the Company filed the proxy statement/prospectus relating to the Business Combination.

Forward Purchase Agreement

On November 7, 2024, the Company and Abpro entered into a Confirmation of an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Agreement”) with YA II PN, LTD. (the “Seller”) to which a maximum of up to 500,000 Shares (as defined below) (the “Maximum Number of Shares”) will be subject. For purposes of the Forward Purchase Agreement, (i) the Company is referred to as the “Counterparty” prior to the consummation of the Business Combination, while PubCo is referred to as the “Counterparty” after the consummation of the Business Combination and (ii) “Shares” means shares of the Series A common stock, par value $0.0001 per share, of the Company prior to the closing of the Business Combination (“ACAB Shares”), and, after the closing of the Business Combination, shares of common stock, par value $0.0001 per share, of PubCo (“PubCo Shares”). Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Forward Purchase Agreement.

Pursuant to the terms of the Forward Purchase Agreement, the Seller intends, but is not obligated, to purchase up to 500,000 Shares from third parties (other than Counterparty) through a broker in the open market (other than through Counterparty) (“Recycled Shares”). The Seller will not be required to purchase an amount of Shares such that following such purchase, the Seller’s ownership would exceed 9.9% of the total Shares outstanding immediately after giving effect to such purchase, unless the Seller, at its sole discretion, waives such 9.9% ownership limitation. The number of Recycled Shares subject to the Forward Purchase Agreement (being in no event more than the Maximum Number of Shares, the “Number of Shares”) is subject to reduction following a termination of the Forward Purchase Agreement with respect to such shares as described under “Optional Early Termination” in the Forward Purchase Agreement.

The Forward Purchase Agreement provides that the Seller will be paid directly an aggregate cash amount (the “Prepayment Amount”) equal to the product of (i) the Number of Shares as set forth in a Pricing Date Notice and (ii) the redemption price per share as defined in Section 9.2(a) of the Amended and Restated Certificate of Incorporation of ACAB, effective as of January 18, 2022, as amended from time to time (the “Initial Price”).

The Counterparty will pay to the Seller the Prepayment Amount required under the Forward Purchase Agreement directly from the Counterparty’s trust account maintained by Continental Stock Transfer & Trust Company holding the net proceeds of the sale of the units in the Counterparty’s initial public offering and the sale of private placement warrants (the “Trust Account”), no later than the earlier of (a) one New York business day after the date of the closing of the Business Combination pursuant to the Business Combination Agreement (the “Closing Date”) and (b) the date any assets from the Trust Account are disbursed in connection with the Business Combination.

The reset price (the “Reset Price”) will initially be $10.00. The Reset Price will be subject to reset on a weekly basis commencing with the first full week following the Closing Date, to be the lowest of (a) the then current Reset Price, (b) $10.00 and (c) the VWAP Price of the Shares of the last 3 trading days in such week; provided, that in the event of a Dilutive Offering by the Counterparty, the Reset Price will also be reduced to equal the effective price per share in such Dilutive Offering immediately upon the occurrence of such Dilutive Offering. Furthermore, in the event that the Counterparty engages in a stock split, a reverse stock split or pays dividends in the form of Shares, the Reset Price shall be adjusted to reflect the effect thereof.

From time to time and on any date following the Trade Date (any such date, an “OET Date”) and subject to the terms and conditions in the Forward Purchase Agreement, the Seller may, in its absolute discretion, terminate the Transaction in whole or in part by providing written notice to the Counterparty (the “OET Notice”), by no later than the next Payment Date following the OET Date, (which will specify the quantity by which the Number of Shares will be reduced (such quantity, the “Terminated Shares”)). The effect of an OET Notice will be to reduce the Number of Shares by the number of Terminated Shares specified in such OET Notice with effect as of the related OET Date. As of each OET Date, the Counterparty will be entitled to an amount from the Seller, and the Seller will pay to the Counterparty an amount, equal to the product of (x) the number of Terminated Shares and (y) the Reset Price in respect of such OET Date. The payment date may be changed within a month at the mutual agreement of the parties.

The “Valuation Date” is the earliest to occur of (a) the date that is 3 months after the Closing Date and (b) the date specified by the Seller in a written notice to be delivered to the Counterparty at the Seller’s discretion (which Valuation Date will not be earlier than the day such notice is effective) after the occurrence of any of (x) a VWAP Trigger Event, (y) a Delisting Event or (z) unless otherwise specified therein, upon any Additional Termination Event. The Valuation Date notice will become effective immediately upon its delivery from the Seller to the Counterparty in accordance with the Forward Purchase Agreement.

On the Cash Settlement Payment Date, which is the tenth local business day immediately following the last day of the Valuation Period, the Seller will remit to the Counterparty a cash amount (the “Settlement Amount”) equal to (i) the Number of Shares as of the Valuation Date, multiplied by (ii) the difference of (a) the volume weighted daily VWAP Price over the Valuation Period, less (b) $0.50, and the Seller will not otherwise be required to return to the Counterparty any of the Prepayment Amount. In the event that the difference of (a) the volume weighted daily VWAP Price over the Valuation Period, less (b) $0.50, is equal to or less than $0, then the Settlement Amount shall be $0.

The Seller has agreed to waive any redemption rights with respect to any Recycled Shares in connection with the Business Combination only during the term of the Forward Purchase Agreement. Such waiver may reduce the number of Shares redeemed in connection with the Business Combination, and such reduction could alter the perception of the potential strength of the Business Combination. The Forward Purchase Agreement has been structured, and all activity in connection with such agreement has been undertaken, to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Securities Exchange Act of 1934, as amended.

The foregoing description of the Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Forward Purchase Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01	Other Events

Trust Disclosure Redemptions

As described in the proxy statement/prospectus included in the Registration Statement, ACAB provided holders of ACAB public shares sold in its initial public offering including shares issued upon the partial exercise of the underwriters’ over-allotment option (the “ACAB Public Shares”) with the opportunity to have all or a portion of their ACAB Public Shares redeemed for cash upon the closing of the Business Combination. As of November 8, 2024, holders of an aggregate of 80.55% or 436,019 ACAB Public Shares elected to exercise their right to redeem their ACAB Public Shares for a pro rata portion of the funds in the Trust Account. Based upon the current amount in the Trust Account, ACAB estimates that the per share redemption price, assuming estimated withdrawals from the Trust Account to pay franchise and income taxes owed by ACAB, as of November 8, 2024, will be approximately $11.28.

Important Information and Where to Find It

In connection with the Business Combination and the transactions contemplated thereby (the “Proposed Transactions”), ACAB has filed a Registration Statement on Form S-4, as amended, with the Securities and Exchange Commission (the “SEC”), which includes the Proxy Statement distributed to holders of ACAB’s common stock in connection with ACAB’s solicitation of proxies for the vote by ACAB’s stockholders with respect to the Proposed Transactions and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to stockholders in connection with the Proposed Transactions. ACAB has mailed a definitive proxy statement/prospectus to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about ACAB, Abpro and the Proposed Transactions. When available, investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by ACAB through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Atlantic Coastal Acquisition Corp. II, 6 St Johns Lane, Floor 5 New York, NY 10013.

Participants in the Solicitation

ACAB and Abpro and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of ACAB is set forth in its Annual Report on Form 10-K for the fiscal year ended December 30, 2023 and the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Registration Statement and other relevant materials filed, or to be filed, with the SEC regarding the Proposed Transactions. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe”, “project”, “expect”, “anticipate”, “estimate”, “intend”, “strategy”, “future”, “opportunity”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” or similar expressions. that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, ACAB’s ability to enter into definitive agreements or consummate a transaction with Abpro; ACAB’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of ACAB’s and Abpro’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ACAB and Abpro. These forward looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the outcome of judicial proceedings to which Abpro is, or may become a party; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the stockholders of ACAB for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of ACAB and Abpro; the amount of redemption requests made by ACAB’s stockholders; the occurrence of events that may give rise to a right of one or both of ACAB and Abpro to terminate the Business Combination Agreement; risks related to the rollout of Abpro’s business and the timing of expected business milestones; the effects of competition on Abpro’s future business; and those factors discussed in ACAB’s Registration Statement on Form S-1 filed with the SEC on January 18, 2022, Annual Report on Form 10-K for the fiscal year ended December 31, 2023, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024 and June 30, 2024 and the Registration Statement under the heading “Risk Factors,” and other documents of ACAB filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither ACAB nor Abpro presently know or that ACAB and Abpro currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect ACAB’s and Abpro’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. ACAB and Abpro anticipate that subsequent events and developments will cause their assessments to change. However, while ACAB and Abpro may elect to update these forward-looking statements at some point in the future, ACAB and Abpro specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing ACAB’s or Abpro’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither ACAB nor Abpro gives any assurance that either ACAB or Abpro, or the combined company, will achieve its objectives.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Confirmation of an OTC Equity Prepaid Forward Transaction, dated November 7, 2024, by and among the Company, Abpro and YA II PN, LTD.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 8, 2024

ATLANTIC COASTAL ACQUISITION CORP. II

By:	/s/ Shahraab Ahmad
Shahraab Ahmad
Chief Executive Officer

Exhibit 10.1

Date:	November 7, 2024

To:	Atlantic Coastal Acquisition Corp. II, a Delaware corporation (“ACAB”), and Abpro Corporation, a Delaware Corporation (“Target”).

Address:	6 St Johns Lane, Floor 5 New York, NY 10013

From:	YA II PN, LTD., a Cayman Islands exempt limited company (“Seller”)

Re:	OTC Equity Prepaid Forward Transaction

The purpose of this agreement (this “Confirmation”) is to confirm the terms and conditions of the transaction (the “Transaction”) entered into between Seller, ACAB and Target on the Trade Date specified below. The term “Counterparty” refers to ACAB until the Business Combination (as defined below), then to Pubco (as defined below) following the Business Combination. In connection with the transactions contemplated by the BCA (as defined below), at the closing of the Business Combination, Abpro Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of ACAB (“Merger Sub”), shall merge with and into Target, with Target surviving the merger as a wholly-owned subsidiary of ACAB (the “Merger”). In connection with the consummation of the Business Combination, ACAB will change its corporate name to “Abpro Holdings, Inc.” (“Pubco”) (the Merger and the other transactions contemplated by the BCA, collectively, the “Business Combination”). Certain terms of the Transaction shall be as set forth in this Confirmation, with additional terms as set forth in a pricing date notice (each, a “Pricing Date Notice”) in the form of Schedule A hereto. This Confirmation, together with the Pricing Date Notice(s), constitutes a “Confirmation” and the Transaction constitutes a separate “Transaction” as referred to in the ISDA Form (as defined below).

This Confirmation, together with the Pricing Date Notice(s), evidences a complete binding agreement between Seller, ACAB and Target as to the subject matter and terms of the Transaction to which this Confirmation relates and shall supersede all prior or contemporaneous written or oral communications with respect thereto.

The 2006 ISDA Definitions (the “Swap Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”, and with the Swap Definitions, the “Definitions”), each as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. If there is any inconsistency between the Definitions and this Confirmation, this Confirmation governs. If, in relation to the Transaction to which this Confirmation relates, there is any inconsistency between the ISDA Form, this Confirmation (including the Pricing Date Notice), the Swap Definitions and the Equity Definitions, the following will prevail for purposes of such Transaction in the order of precedence indicated: (i) this Confirmation (including the Pricing Date Notice(s)); (ii) the Equity Definitions; (iii) the Swap Definitions, and (iv) the ISDA Form.

This Confirmation, together with the Pricing Date Notice(s), shall supplement, form a part of, and be subject to an agreement in the form of the ISDA 2002 Master Agreement (the “ISDA Form”) as if Seller, Target and Counterparty had executed an agreement in such form (but without any Schedule except as set forth herein under “Schedule Provisions”) on the Trade Date of the Transaction.

The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms

Type of Transaction:	Share Forward Transaction

Trade Date:	November 7, 2024

Pricing Date:	As specified in a Pricing Date Notice.

Effective Date:	One (T+2) Settlement Cycle following the Pricing Date.

Valuation Date:	The earliest to occur of (a) the date that is three months after the date of the closing of the Business Combination (the date of the closing of the Business Combination, the “Closing Date”) pursuant to the Business Combination Agreement, dated as of December 11, 2023 (as may be amended, supplemented or otherwise modified from time to time, the “BCA”), by and among ACAB, Merger Sub and Target, and (b) the date specified by Seller in a written notice to be delivered to Counterparty at Seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of any of (x) a VWAP Trigger Event, (y) a Delisting Event, or (z) unless otherwise specified therein, upon any Additional Termination Event.

VWAP Trigger Event:	An event that occurs if the VWAP Price, for any 20 trading days during a 30 consecutive trading day-period, is below $2.00 per Share.

VWAP Price:	For any scheduled trading day, the volume weighted average price per Share for such day as reported on the relevant Bloomberg Screen “ACAB <Equity> AQR SEC” (or any successor thereto), or if such price is not so reported on such trading day for any reason or is erroneous, the VWAP Price shall be as reasonably determined by the Calculation Agent.

Reset Price:	Initially $10.00, subject to reset immediately following the closing of trading on the last scheduled trading day of a week (the “Reset Week”) commencing with the first full week after the closing of the Business Combination to be the lowest of (a) the then current Reset Price, (b) $10.00 and (c) the VWAP Price of the Shares of the last 3 trading days of such Reset Week; provided that the Reset Price will also be reduced to the Dilutive Offering Price immediately upon the occurrence of a Dilutive Offering. In the event that the Counterparty in respect of the Shares engages in a stock split, a reverse stock split or pays dividends in the form of Shares (each, a “Dilutive Issuance”), the Reset Price shall be adjusted to reflect the effect of the Dilutive Issuance.

Dilutive Offering:	The Counterparty after the date hereof, sells, enters any agreement to sell or grants any right to reprice, or otherwise disposes of or issues (or announces any offer, sale, grant or any option to purchase or other disposition of) any Shares or any securities of the Counterparty or any of its respective subsidiaries (but for the avoidance of doubt, excluding any secondary transfers), which would entitle the holder thereof to acquire or sell on behalf of the Counterparty at any time Shares or other securities, including, without limitation, any debt, preferred stock, preference shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Shares or other securities, at an effective price per share less than the then existing Reset Price (a “Dilutive Offering Price”); provided that, without limiting the foregoing, a Dilutive Offering (for the avoidance of doubt) shall, except with respect to the SEPA (as defined below), include any equity line of credit, at the market offering or other similar financing, and a Dilutive Offering shall not arise (i) as a result of the Standby Equity Purchase Agreement by and among Seller, ACAB and Target dated October 30, 2024 (the “SEPA”), (ii) from any grants, issuances or exercises of employee stock options or other equity awards under the Counterparty or Pubco’s equity compensation plans or Shares underlying warrants now outstanding or issued in connection with the Business Combination, (iii) as a result of any Shares or other securities issued in connection with (a) the Business Combination pursuant to the BCA and other transactions disclosed in the Definitive Proxy Statement/Prospectus related to the Business Combination or (b) costs and expenses incurred in connection with the Business Combination and the transactions related thereto, or (iv) from the issuance of any Shares or other securities convertible or exercisable for Shares issued pursuant to any other acquisition, merger or similar transaction by the Counterparty if the Shares or other securities issued in the transaction are restricted from transfer pursuant to a market standard lock-up agreement for a period of one year from the date of issuance. In the event that the Counterparty engages in a Variable Rate Transaction (other than with respect to the SEPA), a Dilutive Offering will have been deemed to have occurred if the lowest price contemplated under the transaction documentation of the Variable Rate Transaction is lower then the then-in-effect Reset Price and the price of such Dilutive Offering will be deemed to be the lowest price contemplated under the transaction documentation of the Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Counterparty or its subsidiaries issues or sells any convertible securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Shares at any time after the initial issuance of such convertible securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such convertible securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Counterparty, or the market for the Shares, other than pursuant to a customary “weighted average” anti-dilution provision.

Seller:	Seller.

Buyer:	Counterparty.

Shares:	Prior to the closing of the Business Combination, shares of the Series A common stock, par value $0.0001 per share, of ACAB (Ticker: “ACAB”) and, after the closing of the Business Combination, shares of the common stock, par value $0.0001 per share, of Pubco.

Number of Shares:	The Number of Recycled Shares, but in no event more than the Maximum Number of Shares. The Number of Shares is subject to reduction only as described under “Optional Early Termination.”

Maximum Number of Shares:	500,000 Shares.

Initial Price:	Equals the Redemption Price as defined in Section 9.2(a) of the Amended and Restated Certificate of Incorporation of ACAB, dated January 18, 2022, as amended by Amendment No. 1 dated April 18, 2023, Amendment No. 2 dated December 15, 2023 and Amendment No. 3 dated September 19, 2024 (as further amended from time to time, the “Certificate of Incorporation”).

Recycled Shares:	The number of Shares purchased by Seller from third parties (other than Counterparty) through a broker in the open market (other than through Counterparty); provided that (a) if such Shares have been purchased by Seller prior to the time for submission of a written request to redeem such Shares as shall be provided for in accordance with Section 9.2(a) of the Certificate of Incorporation and set forth in the Definitive Proxy Statement/Prospectus filed in connection with the Business Combination (the “Redemption Deadline”), Seller shall have irrevocably waived all Redemption Rights with respect to such Shares as provided below in the section captioned “Transactions by Seller in the Shares” and (b) if such Shares have been purchased by Seller after the Redemption Deadline, then the third party (which cannot be Sandia Investment Management LP or certain funds, investors, entities or accounts for which it or its affiliates acts as manager, sponsor or advisor) from whom Seller purchased such Shares shall have submitted a written reversal of the redemption request such third party previously submitted to Continental Stock Transfer and Trust Company prior to the Redemption Deadline, which has been confirmed by Counterparty. Seller shall specify the number of Recycled Shares (the “Number of Recycled Shares”) in the initial Pricing Date Notice. For the avoidance of doubt, Recycled Shares shall only include Shares the Seller either (i) refrained from exercising its Redemption Rights on in connection with the Business Combination or (ii) purchased from third parties that previously elected to redeem shares and reversed the redemption election on such shares.

Prepayment Amount:	A cash amount equal to the product of (i) the Number of Shares as set forth in a Pricing Date Notice and (ii) the Initial Price.

Prepayment:

Subject to Counterparty receiving a Pricing Date Notice, Counterparty will pay the Prepayment Amount by bank wire in immediately available funds to an account designated by Seller from (subject to the below exception) the Counterparty’s Trust Account maintained by Continental Stock Transfer and Trust Company holding the net proceeds of the sale of the units in Counterparty’s initial public offering and the sale of private placement warrants (the “Trust Account”), no later than the earlier of (a) one Local Business Day after the Closing Date and (b) the date any assets from the Trust Account are disbursed in connection with the Business Combination.

Counterparty shall provide notice to (i) Counterparty’s trustee of the entrance into this Confirmation no later than one Local Business Day following the date hereof, with copy to Seller and Seller’s outside legal counsel, and (ii) Seller and Seller’s outside legal counsel a final draft of the flow of funds from the Trust Account one Local Business Day prior to the closing of the Business Combination itemizing the Prepayment Amount due to Seller; provided that Seller shall be invited and permitted to attend any closing call in connection with the Business Combination.

Variable Obligation:	Not applicable.

Exchanges:	Nasdaq Stock Market LLC, New York Stock Exchange LLC or NYSE American LLC

Related Exchange(s):	All Exchanges.

Payment Dates:	Following the Business Combination, the last day of each week or, if such date is not a Local Business Day, the next following Local Business Day, until the Valuation Date.

Reimbursement of Legal Fees and Other Expenses:	Together with the Prepayment Amount, Counterparty shall pay to Seller an amount equal to (a) the reasonable and documented attorney fees and other reasonable out-of-pocket expenses related thereto actually incurred by Seller or its affiliates in connection with this Transaction, not to exceed $50,000 in the aggregate and (b) expenses actually incurred in connection with the acquisition of the Recycled Shares in an amount not to exceed $0.05 per Recycled Share, which amount shall be deducted from the Pre-Paid Advance (as defined in the SEPA) at the First Pre-Advance Closing (as defined in the SEPA).

Settlement Terms

Settlement Method Election:	Not Applicable.

Settlement Method:	Cash Settlement.

Settlement Amount:	A cash amount equal to (i) the Number of Shares as of the Valuation Date, multiplied by (ii) the difference of (a) the volume weighted daily VWAP Price over the Valuation Period, less (b) the Settlement Amount Adjustment. In the event that the difference of (a) the volume weighted daily VWAP Price over the Valuation Period, less (b) the Settlement Amount Adjustment, is equal to or less than $0, then the Settlement Amount shall be $0.

Settlement Amount Adjustment:	$0.50.

Valuation Period:	The period commencing on the Valuation Date (or if the Valuation Date is not an Exchange Business Day, the first Exchange Business Day thereafter) and ending at 4:00 pm on the Exchange Business Day on which 10% of the total volume traded in the Shares over the period, excluding any volumes traded during the opening and closing auctions, has reached an amount equal to the Number of Shares outstanding as of the Valuation Date.

Settlement Currency:	USD.

Cash Settlement Payment Date:	The tenth Local Business Day immediately following the last day of the Valuation Period. For the avoidance of doubt, the Seller will remit to the Counterparty on the Cash Settlement Payment Date an amount equal to the Settlement Amount (unless such Settlement Amount is $0) and will not otherwise be required to return to the Counterparty any of the Prepayment Amount.

Excess Dividend Amount:	Ex Amount.

Optional Early Termination:	From time to time and on any date following the Business Combination (any such date, an “OET Date”) and subject to the terms and conditions below, Seller may, in its absolute discretion, terminate the Transaction in whole or in part by providing written notice to Counterparty (the “OET Notice”), no later than the next Payment Date following the OET Date, (which shall specify the quantity by which the Number of Shares shall be reduced (such quantity, the “Terminated Shares”)); provided that “Terminated Shares” includes only such quantity of Shares by which the Number of Shares is to be reduced and included in an OET Notice and does not include any other Shares, whether or not sold, which Shares will not be included in any OET Notice or included in the definition, or when calculating the number, of Terminated Shares. The effect of an OET Notice shall be to reduce the Number of Shares by the number of Terminated Shares specified in such OET Notice with effect as of the related OET Date. As of each OET Date, Counterparty shall be entitled to an amount from Seller, and the Seller shall pay to Counterparty an amount, equal to the product of (x) the number of Terminated Shares and (y) the Reset Price in respect of such OET Date (an “Early Termination Obligation”); provided, that, Seller shall pay the Early Termination Obligation to the accounts and in the amounts as directed by Counterparty. The remainder of the Transaction, if any, shall continue in accordance with its terms. The Early Termination Obligation shall be payable by Seller on the first Local Business Day following the date of delivery by Seller of the OET Notice. For the avoidance of doubt, no other amounts as may be set forth in Sections 16.1 and 18.1 of the Swap Definitions shall be due to Counterparty upon an Optional Early Termination. The Payment Date may be changed within a month at the mutual agreement of the parties.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment.

Extraordinary Events:

Consequences of Merger Events involving Counterparty:

Share-for-Share:	Calculation Agent Adjustment.

Share-for-Other:	Cancellation and Payment.

Share-for-Combined:	Component Adjustment.

Tender Offer:	Applicable; provided, however, that Section 12.1(d) of the Equity Definitions is hereby amended by (i) replacing the reference therein to “10%” with “25%” and (ii) adding “, or of the outstanding Shares,” before “of the Issuer” in the fourth line thereof. Sections 12.1(e) and 12.1(l)(ii) of the Equity Definitions are hereby amended by adding “or Shares, as applicable,” after “voting Shares”.

Consequences of Tender Offers:

Share-for-Share:	Calculation Agent Adjustment.

Share-for-Other:	Calculation Agent Adjustment.

Share-for-Combined:	Calculation Agent Adjustment.

Composition of Combined Consideration:	Not Applicable.

Nationalization, Insolvency and Delisting:	Cancellation and Payment (Calculation Agent Determination).

Business Combination Exclusion:	Notwithstanding the foregoing or any other provision herein, the parties agree that neither any PIPE financing in connection with the Business Combination nor the Business Combination shall constitute a Merger Event, Tender Offer, Delisting or any other Extraordinary Event hereunder.

Additional Disruption Events:

(a) Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by adding the words “(including, for the avoidance of doubt and without limitation, adoption or promulgation of new regulations authorized or mandated by existing statute)” after the word “regulation” in the second line thereof.

(b) Failure to Deliver:	Not Applicable.

(c) Insolvency Filing:	Applicable.

(d) Hedging Disruption:	Not Applicable.

(e) Increased Cost of Hedging:	Not Applicable.

(f) Loss of Stock Borrow:	Not Applicable.

(g) Increased Cost of Stock Borrow:	Not Applicable.

Determining Party:	For all applicable events, Seller, unless (i) an Event of Default, Potential Event of Default or Termination Event has occurred and is continuing with respect to Seller, or (ii) if Seller fails to perform its obligations as Determining Party, in which case a Third Party Dealer (as defined below) in the relevant market selected by Counterparty will be the Determining Party. When making any determination or calculation as “Determining Party”, Seller shall be bound by the same obligations relating to required acts of the Calculation Agent as set forth in Section 1.40 of the Equity Definitions and this Confirmation as if Determining Party were the Calculation Agent.

Additional Provisions:

Calculation Agent:	Seller, unless (i) an Event of Default, Potential Event of Default or Termination Event has occurred and is continuing with respect to Seller, or (ii) if Seller fails to perform its obligations as Calculation Agent, in which case an unaffiliated leading dealer in the relevant market selected by Counterparty in its sole discretion will be the Calculation Agent.

In the event that a party (the “Disputing Party”) does not agree with any determination made (or the failure to make any determination) by the Calculation Agent or the Determining Party, the Disputing Party shall have the right to require that the Calculation Agent or the Determining Party, as applicable, have such determination reviewed by a disinterested third party that is a dealer in derivatives of the type that is the subject of the dispute and that is not an Affiliate of either party (a “Third Party Dealer”). Such Third Party Dealer shall be jointly selected by the parties within one Local Business Day after the Disputing Party’s exercise of its rights hereunder (once selected, such Third Party Dealer shall be the “Substitute Calculation Agent” or “Substitute Determining Party,” as applicable). If the parties are unable to agree on a Substitute Calculation Agent or Substitute Determining Party, as applicable, within the prescribed time, each of the parties shall elect a Third Party Dealer and such two dealers shall agree on a Third Party Dealer by the end of the subsequent Local Business Day. Such Third Party Dealer shall be deemed to be the Substitute Calculation Agent or Substitute Determining Party, as applicable. Any exercise by the Disputing Party of its rights hereunder must be in writing and shall be delivered to the Calculation Agent or Determining Party, as applicable, not later than the third Local Business Day following the Local Business Day on which the Calculation Agent or Determining Party, as applicable, notifies the Disputing Party of any determination made (or of the failure to make any determination). Any determination by the Substitute Calculation Agent or Substitute Determining Party, as applicable, shall be binding in the absence of manifest error and shall be made as soon as possible but no later than the second Local Business Day following the Substitute Calculation Agent’s or Substitute Determining Party’s, appointment, as applicable. The costs of such Substitute Calculation Agent or Substitute Determining Party, as applicable, shall be borne by (a) the Disputing Party if the Substitute Calculation Agent or Substitute Determining Party, as applicable, substantially agrees with the Calculation Agent or Determining Party, or (b) the non-Disputing Party if the Substitute Calculation Agent or Substitute Determining Party, as applicable, does not substantially agree with the Calculation Agent or Determining Party, as applicable. If, after following the procedures and within the specified time frames set forth above, a binding determination is not achieved, the original determination of the Calculation Agent or Determining Party, as applicable, shall apply.

Following any adjustment, determination or calculation by the Calculation Agent hereunder, upon a written request by Counterparty (which may be by email), the Calculation Agent will promptly (but in any event within five Exchange Business Days) provide to Counterparty by email to the email address provided by Counterparty in such written request a report (in a commonly used file format for the storage and manipulation of financial data) displaying in reasonable detail the basis for such adjustment, determination or calculation (including any quotations, market data or information from internal or external sources, and any assumptions used in making such adjustment, determination or calculation), it being understood that in no event will the Calculation Agent be obligated to share with Counterparty any proprietary or confidential data or information or any proprietary or confidential models used by it in making such adjustment, determination or calculation or any information that is subject to an obligation not to disclose such information. All calculations and determinations by the Calculation Agent shall be made in good faith and in a commercially reasonable manner.

Non-Reliance:	Applicable.

Agreements and Acknowledgements Regarding Hedging Activities:	Applicable.

Additional Acknowledgements:	Applicable.

Schedule Provisions:

Specified Entity:	In relation to both Seller and Counterparty for the purpose of:

Section 5(a)(v), Not Applicable
Section 5(a)(vi), Not Applicable
Section 5(a)(vii), Not Applicable

Cross-Default:	The “Cross-Default” provisions of Section 5(a)(vi) of the ISDA Form will not apply to either party.

Credit Event Upon Merger:	The “Credit Event Upon Merger” provisions of Section 5(b)(v) of the ISDA Form will not apply to either party.

Automatic Early Termination:	The “Automatic Early Termination” of Section 6(a) of the ISDA Form will not apply to either party.

Other Events of Early Termination	Notwithstanding anything to the contrary herein, in the Definitions or in the ISDA Form, if the Business Combination does not close and the Shares are redeemed pursuant to a SPAC liquidation and Reimbursement, this Transaction shall automatically terminate as of the time when redemptions are first effected without any amounts or other obligations being owed by either party to the other hereunder except for the payment by Counterparty to Seller of any amounts owing pursuant to “Reimbursement of Legal Fees and Other Expenses” herein, in which case, notwithstanding anything to the contrary herein, such amounts owing pursuant to “Reimbursement of Legal Fees and Other Expenses” herein shall be promptly paid in cash and not by set-off or reduction of the Pre-Paid Advance (as defined in the SEPA).

Termination Currency:	United States Dollars.

Additional Termination Events:

Will apply to Seller. The occurrence of either of the following events, and only these events, shall constitute an Additional Termination Event in respect of which Seller shall be the Affected Party:

(a)   The BCA is terminated pursuant to its terms prior to the closing of the Business Combination; and

(b)   If it is, or, as a consequence of a change in law, regulation or interpretation, it becomes or will become, unlawful for the Seller to perform any of its obligations contemplated by the Transaction.

Notwithstanding anything to the contrary herein, in the Definitions or in the ISDA Form, if an Early Termination Date is designated as a result of an Additional Termination Event, then this Transaction will terminate as of such Early Termination Date without any amounts or other obligations being owed by either party to the other hereunder.

Notwithstanding the foregoing, Counterparty’s obligations set forth under the captions, “Reimbursement of Legal Fees and Other Expenses,” and “Other Provisions — (d) Indemnification” shall survive any termination due to the occurrence of any of the foregoing Additional Termination Events, in which case, notwithstanding anything to the contrary herein, such amounts owing pursuant to “Reimbursement of Legal Fees and Other Expenses” herein shall be promptly paid in cash and not by set-off or reduction of the Pre-Paid Advance (as defined in the SEPA).

Governing Law:	New York law (without reference to choice of law doctrine other than Sections 5-1401 and 5-1402 of the General Obligations Law).

Credit Support Provider:	With respect to Seller and Counterparty, None.

Local Business Days:	Seller specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York. Counterparty specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York.

Representations, Warranties and Covenants

1.

Each of Counterparty, Target and Seller represents and warrants to, and covenants and agrees with, the other as of the date on which it enters into the Transaction that (in the absence of any written agreement between the parties that expressly imposes affirmative obligations to the contrary for the Transaction) as follows.

(a)

Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into the Transaction and as to whether the Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction will not be considered investment advice or a recommendation to enter into the Transaction. No communication (written or oral) received from the other party will be deemed to be an assurance or guarantee as to the expected results of the Transaction.

(b)

Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction. It is also capable of assuming, and assumes, the risks of the Transaction.

(c)	Non-Public Information. It is in compliance with Section 10(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(d)

Tender Offer Rules. Counterparty, Target and Seller each acknowledge that the Transaction has been structured, and all activity in connection with the Transaction has been undertaken to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Exchange Act.

(e)

Authorization. The Transaction, including this Confirmation, has been entered into pursuant to authority granted by its board of directors or other governing authority. It has no internal policy, whether written or oral, that would prohibit it from entering into any aspect of the Transaction, including, but not limited to, the purchase of Shares to be made in connection therewith.

(f)

Enforceability. The Transaction, including the Confirmation, when executed and delivered by each of the parties, will constitute the valid and legally binding obligation of each such party, enforceable against each of them in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(g)

Compliance with Other Instruments and Law. The execution, delivery and performance of this Transaction, including the Confirmation, and the consummation of the Transaction, will not result in any violation or default (i) of any provisions of its organizational documents, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of any applicable federal or state statute, rule or regulation, in each case (other than clause (i)), which would have a material adverse effect on it or its ability to consummate the Transaction.

(h)

Affiliate Status. It is the intention of the parties hereto that Seller shall not be an “affiliate” (as such term is defined in Rule 405 under the Securities Act) of Target or Counterparty, including ACAB or Pubco, following the closing of the Business Combination, as a result of the transactions contemplated hereunder.

2.	Counterparty represents and warrants to, and covenants and agrees with, Seller as of the date on which it enters into the Transaction, that:

(a)

Total Assets. Counterparty shall publicly disclose on a Form 8-K prior to the closing of the Business Combination the cash balance of the Trust Account available to pay redemptions, as of the business day immediately prior to the date of filing of such Form 8-K. In addition, Counterparty will use its commercially reasonable efforts to raise additional capital through the sale of equity.

(b)

Non-Reliance. Without limiting the generality of Section 13.1 of the Equity Definitions, Counterparty acknowledges that Seller is not making any representations or warranties or taking any position or expressing any view with respect to the treatment of the Transaction under any accounting standards.

(c)

Solvency. Counterparty is, and shall be as of the date of any payment or delivery by Counterparty under the Transaction, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages. Prior debts (exclusive of any expenses, payables or liabilities incurred in the ordinary course of business) of Target and Counterparty have either been or will be satisfied or will be converted to shares of Counterparty as of the Closing Date. Counterparty: (i) has not engaged in and will not engage in any business or transaction after which the property remaining with it will be unreasonably small in relation to its business (ii) has not incurred and will not incur debts (exclusive of any expenses, payables or liabilities incurred in the ordinary course of business), and (iii) as a result of entering into and performing its obligations under the Transaction, (a) it has not violated and will not violate any relevant state law provision applicable to the acquisition or redemption by an issuer of its own securities and (b) Counterparty would not be nor would it be rendered “insolvent” (as such term is defined under Section 101(32) of the Bankruptcy Code or under any other applicable local insolvency regime).

(d)

Public Reports. As of the Trade Date, Counterparty is in material compliance with its reporting obligations under the Exchange Act, and all reports and other documents filed by Counterparty with the Securities and Exchange Commission pursuant to the Exchange Act, when considered as a whole (with the most recent such reports and documents deemed to amend inconsistent statements contained in any earlier such reports and documents), do not contain any untrue statement of a material fact or any omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e)

No Distribution. Counterparty is not entering into the Transaction to facilitate a distribution of the Shares (or any security that may be converted into or exercised or exchanged for Shares, or whose value under its terms may in whole or in significant part be determined by the value of the Shares) or in connection with any future issuance of securities.

(f)

SEC Documents. The Counterparty shall comply with the Securities and Exchange Commission’s guidance, including Compliance and Disclosure Interpretation No. 166.01, for all relevant disclosure in connection with this Confirmation and the Transaction, and will not file with the Securities and Exchange Commission any Form 8-K (or Form 6-K (if applicable), Registration Statement on Form S-4 (or Form F-4 (if applicable)), including any post-effective amendment thereof, proxy statement, or other document that includes any disclosure regarding this Confirmation or the Transaction without consulting with and reasonably considering any comments received from Seller, provided that, no consultation shall be required with respect to any subsequent disclosures that are substantially similar to prior disclosures by Counterparty that were reviewed by Seller; provided that the filing date of the Form 8-K that initially announces the Transaction shall be filed at least one Local Business Day prior to the Closing Date.

(g)

Waiver. The Counterparty shall waive any violation of its “bulldog clause,” as set forth in Section 9.2(c) of the Certificate of Incorporation, and any other restrictions that would be caused by Seller entering into this Transaction.

(h)

Disclosure. The Counterparty agrees to comply with applicable SEC guidance in respect of disclosure and the Counterparty shall preview with Seller all public disclosure relating to the Transaction and shall consult with Seller to ensure that such public disclosure, including the press release, Form 8-K or other filing that announces the Transaction adequately discloses the material terms and conditions of the Transaction and all material non-public information disclosed to Seller in connection with the Transaction, in form and substance reasonably acceptable to Seller, and shall be publicly filed no later than one Local Business Day prior to the Closing Date.

(i)

Listing. The Counterparty agrees to use its best efforts to maintain the listing of the Shares on an Exchange; provided that if the Shares cease to be listed on an Exchange or upon the filing of a Form 25 (and, in each case, if the Counterparty fails to relist on such Exchange or list on a different Exchange within 15 calendar days) (following such 15 calendar day period, each a “Delisting Event”), Seller may accelerate the Valuation Date under this Confirmation by delivering notice to the Counterparty and shall be entitled to the Legal Fees and Other Expenses, which shall be due and payable immediately following the Valuation Date.

(j)	Regulatory Filings. Counterparty covenants that it will make all regulatory filings that it is required by law or regulation to make with respect to the Transaction.

(k)

Regulation M and Approvals. Counterparty is not on the Trade Date and agrees and covenants on behalf of itself and Target that it and Target will not be on any date Seller is purchasing shares that may be included in a Pricing Date Notice, engaged or engaging in a distribution, as such term is used in Regulation M under the Exchange Act, of any securities of Counterparty, other than a distribution meeting the requirements of the exception set forth in Rules 101(b)(10) and 102(b)(7) of Regulation M. Counterparty shall not and shall cause Target to not, until the second scheduled trading day immediately following dates referenced in the preceding sentence, engage in any such distribution.

(l)

Investment Company Act. It is not and, after giving effect to the Transaction, will not be required to register as an “investment company” under, and as such term is defined in, the Investment Company Act of 1940, as amended.

(m)

Counterparty and Target shall not enter into, negotiate or exchange terms with any other party for any other Share Forward Transaction or any other similar arrangement during the term of this Transaction without the prior written consent of Seller.

(n)

Lock-Up Provision. Counterparty covenants that (i) the Lock-Up Agreements substantially in the form attached as Exhibit C to the Business Combination Agreement (the “Lock-Up Agreements”) to be entered into by certain parties including Atlantic Coastal Acquisition Management II LLC, a Delaware limited liability company (the “Sponsor”), concurrently with and pursuant to the Business Combination Agreement, (ii) the Sponsor Support Agreement substantially in the form attached as Exhibit A to the Business Combination Agreement (the “Sponsor Support Agreement”) to be entered into by certain parties including the Sponsor concurrently with and pursuant to the Business Combination Agreement, and (iii) the Founders Letter Agreement, dated January 13, 2022, by and among certain of ACAB’s directors and executive officers and ACAB (as amended or otherwise modified from time to time, the “Founders Letter Agreement”) and excluding 1,567,043 Shares that Atlantic Coastal Acquisition Management II LLC is expected to hold that is not expected to be subject to a lock-up agreement as of the Closing Date, providing for the restriction of the transfer of Shares by certain parties specified therein will be in effect as of the Closing Date in accordance with their respective terms, subject to exceptions stated in such Lock-Up Agreements, Sponsor Support Agreement and Founders Letter Agreement.

3.	Seller represents and warrants to, and covenants and agrees with, Counterparty and Target as of the date on which it enters into the Transaction, that:

(a)

Regulatory Filings. Seller will make all regulatory filings that it is required by law or regulation to make with respect to the Transaction including, without limitation, as may be required by Section 13 or Section 16 (if applicable) under the Exchange Act and, assuming the accuracy of Counterparty’s Repurchase Notices (as described under “Repurchase Notices” below) any sales of the Recycled Shares will be in compliance therewith.

(b)	Eligible Contract Participant. Seller is an “eligible contract participant” under, and as defined in, the Commodity Exchange Act (7 U.S.C. § 1a(18)) and CFTC regulations (17 CFR § 1.3).

(c)

Tax Characterization. Seller shall treat the Transaction as a derivative financial contract for U.S. federal income tax purposes, and it shall not take any action or tax return filing position contrary to this characterization, except to the extent otherwise required by a “determination” within the meaning of Section 1313 of the Internal Revenue Code of 1986, as amended, or any similar provision of state, local or foreign law.

(d)

Private Placement. Seller (i) is an “accredited investor” as such term is defined in Regulation D as promulgated under the Securities Act, (ii) is entering into the Transaction for its own account without a view to the distribution or resale thereof and (iii) understands that the assignment, transfer or other disposition of the Transaction has not been and will not be registered under the Securities Act.

Transactions by Seller in the Shares

(a)

Seller hereby waives the redemption rights (“Redemption Rights”) set forth in the Certificate of Incorporation in connection with the Business Combination with respect to the Recycled Shares only during the term of this Confirmation. Subject to any restrictions set forth in this Confirmation, Seller may sell or otherwise transfer, loan or dispose of any of the Shares or any other shares or securities of the Counterparty in one or more public or private transactions at any time.

(b)

Unless specified in an OET Notice, no sale of Shares by Seller shall terminate all or any portion of this Confirmation and provided that Seller complies with all of its other obligations hereunder nothing contained herein shall limit any of Seller’s purchases and sales of Shares.

Trust Account Waiver

Seller hereby waives any and all right, title and interest, or any claim of any kind they have or may have during the term of this Confirmation, in or to any monies held in the Counterparty’s Trust Account and agrees not to seek recourse against the Trust Account in each case, as a result of, or arising out of, this Transaction; provided, however, that nothing herein shall (x) serve to limit or prohibit Seller’s right to pursue a claim against the Counterparty for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, (y) serve to limit or prohibit any claims that the Seller may have in the future against the Counterparty’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds), (z) be deemed to limit Seller’s right, title, interest or claim to the Trust Account by virtue of such Seller’s record or beneficial ownership of securities of the Counterparty acquired by any means other than pursuant to this Transaction or (aa) serve to limit Seller’s redemption right with respect to any such securities of the Seller other than during the term of the Confirmation.

No Arrangements

Seller, Counterparty and Target each acknowledge and agree that: (i) there are no voting, hedging or settlement arrangements between or among Seller, Counterparty and Target with respect to any Shares or the Counterparty or Target, other than those set forth herein; (ii) Seller may hedge its risk under the Transaction in any way Seller determines (that does not otherwise violate the terms of this Confirmation), provided that Seller has no obligation to hedge with the purchase, sale or maintenance of any Shares or otherwise; (iii) Counterparty and Target will not be entitled to any voting rights in respect of any of the Shares underlying the Transaction; and (iv) Counterparty and Target will not seek to influence Seller with respect to the voting or disposition of any Shares.

Wall Street Transparency and Accountability Act

In connection with Section 739 of the Wall Street Transparency and Accountability Act of 2010 (“WSTAA”), the parties hereby agree that neither the enactment of WSTAA or any regulation under WSTAA, nor any requirement under WSTAA or an amendment made by WSTAA, nor any similar legal certainty provision in any legislation enacted, or rule or regulation promulgated, on or after the date of this Confirmation, shall limit or otherwise impair either party’s otherwise applicable rights to terminate, renegotiate, modify, amend or supplement this Confirmation or the ISDA Form, as applicable, arising from a termination event, force majeure, illegality, increased costs, regulatory change or similar event under this Confirmation, the Equity Definitions incorporated herein, or the ISDA Form.

Address for Notices

Notice to Seller:

YA II PN, LTD.

1012 Springfield Avenue

Mountainside, NJ 07092

Attention: Robert Harrison, Esq.

Email: ****

With a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, CA 94105-2933

Attention: Jeffrey C. Selman

Email: ****

Notice to Counterparty:

Atlantic Coastal Acquisition Corp. II

6 St Johns Lane, Floor 5

New York, NY 10013

Attention: Shahraab Ahmad

Email: ****

With a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

31 W 52nd Street

New York, NY 10019

Attention: Matthew Oresman

Email: ****

Following the Closing of the Business Combination:

Abpro Holdings, Inc.

68 Cummings Park Drive

Woburn, MA 01801

Attention: Legal Department

Email: ****

with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, D.C. 20001

Attention: Jonathan Talcott; E. Peter Strand

Email: ****

Other Provisions.

(a) Rule 10b-5.

(i)

Counterparty represents and warrants to Seller that Counterparty is not entering into the Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) for the purpose of inducing the purchase or sale of such securities or otherwise in violation of the Exchange Act, and Counterparty represents and warrants to Seller that Counterparty has not entered into or altered, and agrees that Counterparty will not enter into or alter, any corresponding or hedging transaction or position with respect to the Shares.

(ii)

Counterparty agrees that it will not seek to control or influence Seller’s decision to make any “purchases or sales” under the Transaction, including, without limitation, Seller’s decision to enter into any hedging transactions. Counterparty represents and warrants that it has consulted with its own advisors as to the legal aspects of its adoption and implementation of this Confirmation and the Transaction under the federal securities laws, including without limitation, the prohibitions on manipulative and deceptive devices under the Exchange Act.

(iii)

Counterparty acknowledges and agrees that any amendment, modification, waiver or termination of this Confirmation must be effected in accordance with the requirements for the amendment or termination of a written trading plan for trading securities. Without limiting the generality of the foregoing, Counterparty acknowledges and agrees that any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws, including without limitation the prohibition on manipulative and deceptive devises under the Exchange Act and no such amendment, modification or waiver shall be made at any time at which Counterparty or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding Counterparty or the Shares.

(b)

Repurchase Notices. Counterparty shall, on any day on which Counterparty effects any repurchase of Shares (other than in connection with a Counterparty equity compensation program (e.g., to fund taxes in connection with vested RSUs)), promptly give Seller a written notice of such repurchase (a “Repurchase Notice”), if following such repurchase, the number of outstanding Shares as determined on such day is (i) less than the number of Shares outstanding that would result in the percentage of total Shares outstanding represented by the number of Shares underlying the Transaction increasing by 0.10% (in the case of the first such notice) or (ii) thereafter more than the number of Shares that would need to be repurchased to result in the percentage of total Shares outstanding represented by the number of Shares underlying the Transaction increasing by a further 0.10% less than the number of Shares included in the immediately preceding Repurchase Notice; provided that Counterparty agrees that this information does not constitute material non-public information; provided further if this information shall be material non-public information, it shall publicly disclosed immediately. Counterparty agrees to indemnify and hold harmless Seller and its affiliates and their respective officers, directors, employees, affiliates, advisors, agents and controlling persons (each, an “Indemnified Person”) from and against any and all losses (including losses relating to Seller’s hedging activities as a consequence of remaining or becoming a Section 16 “insider” following the closing of the Business Combination, including without limitation, any forbearance from hedging activities or cessation of hedging activities and any losses in connection therewith with respect to the Transaction), claims, damages, judgments, liabilities and reasonable and documented out-of-pocket expenses (including reasonable and documented attorney’s fees), joint or several, which an Indemnified Person may become subject to, as a result of Counterparty’s failure to provide Seller with a Repurchase Notice on the day and in the manner specified in this paragraph, and to reimburse, within thirty days, upon written request, each of such Indemnified Persons for any reasonable and documented legal or other expenses incurred in connection with investigating, preparing for, providing testimony or other evidence in connection with or defending any of the foregoing; provided, however, for the avoidance of doubt, Counterparty has no indemnification or other obligations with respect to Seller becoming a Section 16 “insider” prior to the closing of the Business Combination. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against the Indemnified Person as a result of Counterparty’s failure to provide Seller with a Repurchase Notice in accordance with this paragraph, such Indemnified Person shall promptly notify Counterparty in writing, and Counterparty, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others Counterparty may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding. Counterparty shall not be liable for any settlement of any proceeding contemplated by this paragraph that is effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, Counterparty agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Counterparty shall not, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding contemplated by this paragraph that is in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding on terms reasonably satisfactory to such Indemnified Person. If the indemnification provided for in this paragraph is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then Counterparty hereunder, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities. The remedies provided for in this paragraph are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity. The indemnity and contribution agreements contained in this paragraph shall remain operative and in full force and effect regardless of the termination of the Transaction.

(c)

Transfer or Assignment. The rights and duties under this Confirmation may not be transferred or assigned by any party hereto without the prior written consent of the other party, such consent not to be unreasonably withheld, subject to the immediately following sentence. If at any time following the closing of the Business Combination at which (A) the Section 16 Percentage exceeds 9.9%, or (B) the Share Amount exceeds the Applicable Share Limit, if any applies (any such condition described in clause (A) or (B), an “Excess Ownership Position”), Seller is unable to effect a transfer or assignment of a portion of the Transaction to a third party on pricing terms reasonably acceptable to Seller and within a time period reasonably acceptable to Seller such that no Excess Ownership Position exists, then Seller may designate any Local Business Day as an Early Termination Date with respect to a portion of the Transaction (the “Terminated Portion”), such that following such partial termination no Excess Ownership Position exists. In the event that Seller so designates an Early Termination Date with respect to a portion of the Transaction, a portion of the Shares with respect to the Transaction shall be delivered to Counterparty as if the Early Termination Date was the Valuation Date in respect of a Transaction having terms identical to the Transaction and a Number of Shares equal to the number of Shares underlying the Terminated Portion. The “Section 16 Percentage” as of any day is the fraction, expressed as a percentage, as determined by Seller, (A) the numerator of which is the number of Shares that Seller and each person subject to aggregation of Shares with Seller under Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder and all persons who may form a “group” (within the meaning of Rule 13d-5(b)(1) of the Exchange Act) with Seller directly or indirectly beneficially own (as defined under Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder) (the “Seller Group” ) and (B) the denominator of which is the number of Shares outstanding.

The “Share Amount” as of any day is the number of Shares that Seller and any person whose ownership position would be aggregated with that of Seller and any group (however designated) of which Seller is a member (Seller or any such person or group, a “Seller Person”) under any law, rule, regulation, regulatory order or organizational documents or contracts of Counterparty that are, in each case, applicable to ownership of Shares (“Applicable Restrictions”), owns, beneficially owns, constructively owns, controls, holds the power to vote or otherwise meets a relevant definition of ownership under any Applicable Restriction, as determined by Seller in its sole discretion.

The “Applicable Share Limit” means a number of Shares equal to (A) the minimum number of Shares that could give rise to reporting (other than on Schedule 13D or 13G) or registration obligations or other requirements (including obtaining prior approval from any person or entity) of a Seller Person, or could result in an adverse effect on a Seller Person, under any Applicable Restriction, as determined by Seller in its sole discretion, minus (B) 0.1% of the number of Shares outstanding.

(d)

Indemnification. Counterparty agrees to indemnify and hold harmless each Indemnified Person from and against any and all losses (but not including financial losses to an Indemnified Person relating to the economic terms of the Transaction provided that the Counterparty performs its obligations under this Confirmation in accordance with its terms), claims, damages and liabilities (or actions in respect thereof) expenses (including reasonable attorney’s fees), joint or several, incurred by or asserted against such Indemnified Person arising out of, in connection with, or relating to, and to reimburse, within thirty days, upon written request, each of such Indemnified Persons for any reasonable legal or other expenses incurred in connection with investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, whether arising out of any action between any of the Indemnified Parties and the Counterparty or between any of the Indemnified Parties and any third party, or otherwise) to which they or any of them may become subject under the Securities Act, the Exchange Act or any other statute or at common law or otherwise or under the laws of foreign countries, arising out of or based upon the Transaction, including the execution or delivery of this Confirmation, the performance by Counterparty of its obligations under the Transaction, any material breach of any covenant, representation or warranty made by Counterparty or Target in this Confirmation or the ISDA Form, regulatory filings and submissions made by or on behalf of the Counterparty related to the Transaction (other than as relates to any information provided in writing by or on behalf of Seller or its affiliates), or the consummation of the transactions contemplated hereby, including any untrue statement or alleged untrue statement of a material fact contained in any registration statement, press release, filings or other document, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Counterparty will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is related to the manner in which Seller sells, or arising out of any sales by Seller of, any Shares, including the Recycled Shares or found in a nonappealable judgment by a court of competent jurisdiction to have resulted from Seller’s material breach of any covenant, representation or other obligation in this Confirmation or the ISDA Form or from Seller’s willful misconduct, bad faith or gross negligence in performing the services that are subject of the Transaction. If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold harmless any Indemnified Person, then Counterparty shall contribute, to the maximum extent permitted by law, to the amount paid or payable by the Indemnified Person as a result of such loss, claim, damage or liability. In addition (and in addition to any other Reimbursement of Legal Fees and other Expenses contemplated by this Confirmation), Counterparty will reimburse any Indemnified Person for all reasonable, out-of-pocket, expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such Indemnified Person is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Counterparty. Counterparty also agrees that no Indemnified Person shall have any liability to Counterparty or any person asserting claims on behalf of or in right of Counterparty in connection with or as a result of any matter referred to in this Confirmation except to the extent that any losses, claims, damages, liabilities or expenses incurred by Counterparty result from such Indemnified Person’s breach of any covenant, representation or other obligation in this Confirmation or the ISDA Form or from the gross negligence, willful misconduct or bad faith of the Indemnified Person or breach of any U.S. federal or state securities laws or the rules, regulations or applicable interpretations of the Commission. The provisions of this paragraph shall survive the completion of the Transaction contemplated by this Confirmation and any assignment and/or delegation of the Transaction made pursuant to the ISDA Form or this Confirmation shall inure to the benefit of any permitted assignee of Seller.

(e)	Amendments to Equity Definitions.

(i)

Section 12.6(a)(ii) of the Equity Definitions is hereby amended by (i) deleting from the fourth line thereof the word “or” after the word “official” and inserting a comma therefor, and (ii) deleting the semi-colon at the end of subsection (B) thereof and inserting the following words therefor “or (C) the occurrence of any of the events specified in Section 5(a)(vii)(1) through (9) of the ISDA Form with respect to that Issuer.”; and

(ii)

Section 12.6(c)(ii) of the Equity Definitions is hereby amended by replacing the words “the Transaction will be cancelled,” in the first line with the words “Seller will have the right, which it must exercise or refrain from exercising, as applicable, in good faith acting in a commercially reasonable manner, to cancel the Transaction,”.

(f)

Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to the Transaction. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into the Transaction, as applicable, by, among other things, the mutual waivers and certifications provided herein.

(g)

Attorney and Other Fees. Subject to clause (d) Indemnification (above), in the event of any legal action initiated by any party arising under or out of, in connection with or in respect of, this Confirmation or the Transaction, the prevailing party shall be entitled to reasonable and documented attorneys’ fees, costs and expenses incurred in such action, as determined and fixed by the court.

(h)

Tax Disclosure. Effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Counterparty relating to such tax treatment and tax structure.

(i)

Securities Contract; Swap Agreement. The parties hereto intend for (i) the Transaction to be (a) a “securities contract” as defined in the Bankruptcy Code, in which case each payment and delivery made pursuant to the Transaction is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “settlement payment,” within the meaning of Section 546 of the Bankruptcy Code, and (b) a “swap agreement” as defined in the Bankruptcy Code, with respect to which each payment and delivery hereunder or in connection herewith is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code and a “payment or other transfer of property” within the meaning of Sections 362 and 546 of the Bankruptcy Code, and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code, (ii) a party’s right to liquidate, terminate and accelerate the Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the ISDA Form with respect to the other party to constitute a “contractual right” as described in the Bankruptcy Code, and (iii) each payment and delivery of cash, securities or other property hereunder to otherwise constitute a “margin payment” or “settlement payment” and a “transfer” as defined in the Bankruptcy Code.

(j)	Process Agent. For the purposes of Section 13(c) of the ISDA Form:

Seller appoints as its Process Agent: None.

Counterparty appoints as its Process Agent: None.

(k)

Most Favored Nation. In the event the Counterparty enters into one or more other forward share purchase agreements before or after the execution of this Confirmation, the Counterparty represents that the terms of such other agreements, considered in the aggregate, will not be materially more favorable to such other investors thereunder than the terms of this Confirmation are in respect of Seller. In the event that another investor is afforded any such more favorable terms than Seller, the Counterparty shall promptly inform Seller of such more favorable terms in writing, and Seller shall have the right to elect to amend this Confirmation and to the extent required to ensure that the terms of this Confirmation are as favorable to Seller as the terms of such other agreements are to such other investors, in which case the parties hereto shall promptly amend this Confirmation to effect the same.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing a copy of this Confirmation and returning it to us at your earliest convenience.

Very truly yours,

YA II PN, LTD.

By: Yorkville Advisors Global, LP
Its: Investment Manager

By: Yorkville Advisors Global II, LLC
Its: General Partner

By:	/s/ Matthew Beckman
Name: Matthew Beckman
Title: Manager

Agreed and accepted by:

ATLANTIC COASTAL ACQUISITION CORP. II

By:	/s/ Shahraab Ahmad
Name: Shahraab Ahmad
Title: Chief Executive Officer

ABPRO CORPORATION

By:	/s/ Miles Suk
Name: Miles Suk
Title: Co-CEO

(Signature Page to Forward Share Purchase Agreement)

SCHEDULE A

FORM OF PRICING DATE NOTICE

Date: [•], 2024

To: Atlantic Coastal Acquisition Corp. II (“Counterparty”)

Address:	6 St Johns Lane, Floor

  5 New York, NY 10013

Phone: ****

From: YA II PN, LTD. (“Seller”)

Re: OTC Equity Prepaid Forward Transaction

1. This Pricing Date Notice supplements, forms part of, and is subject to the Confirmation Re: OTC Equity Prepaid Forward Transaction dated as of November [•], 2024 (the “Confirmation”) between Counterparty and Seller, as amended and supplemented from time to time. All provisions contained in the Confirmation govern this Pricing Date Notice except as expressly modified below.

2. The purpose of this Pricing Date Notice is to confirm certain terms and conditions of the Transaction entered into between Seller and Counterparty pursuant to the Confirmation.

Pricing Date: November [•], 2024

Number of Recycled Shares: [•]

Number of Shares: [•]